OPERATING AGREEMENT

OF

TURCHETTI'S SALUMERIA, LLC

July 1, 2021

TABLE OF CONTENTS

ARTICLE I Business Purposes and Offices 1
    1.1   Business Purpose 1
    1.2   Registered Office and Registered Agent 1
    1.3   Other Offices. 1
ARTICLE II Definitions 1
    2.1   Terms Defined Herein. 1
    2.2   Other Definitional Provisions. 4
    2.3   Additional Definitions 4
ARTICLE III Capital Contributions and Loans... 4
    3.1   Capital Contributions.. 4
    3.2   Capital Accounts... 4
    3.3   Capital Withdrawal Rights, Interest and Priority 4
    3.4   Loans by Members 4
    3.5   No Certificates 5
ARTICLE IV Allocations and Distributions 5
    4.1   Allocations and Distributions 5
ARTICLE V Management 5
    5.1   Designation of the Managers... 5
    5.2   Manager's Authority 5
ARTICLE VI Members' Meetings 5
    6.1   Decisions of Members. 5
    6.2   Member's Voting Rights 5
    6.3   Meetings of Members; Place of Meetings. 6
    6.4   Proxies. 6
    6.5   Quorum... 6
    6.6   Action Without Meeting. 6
    6.7   Meetings by Conference Telephone or Similar Communications Equipment. ... 6
    6.8   Notice.. 6
    6.9   Waiver of Notice. 6
    6.10   Other Business Ventures. 6
ARTICLE VII Officers 7
    7.1   Appointment of Officers... 7
ARTICLE VIII Accounting and Bank Accounts... 7
    8.1   Fiscal Year and Accounting Method. 7
    8.2   Books and Records. 7
    8.3   Financial Reports.. 7
    8.4   Tax Returns and Elections; Tax Matters Member. 8
    8.5   Section 754 Election. 8
    8.6   Negotiable Instruments, Deeds, Contracts and Shares. 8
ARTICLE IX Dissolution and Termination 8
    9.1   Events Causing Dissolution.. 8
    9.2   Effect of Dissolution.. 9
    9.3   Application of Proceeds.. 9
ARTICLE X Indemnification 9

10.1	Indemnification of Members, Managers and Officers	9
10.2	Other Employees or Agents of the Company.	9
ARTICLE XI Transfer of Units		10
11.1	Transfers	10
ARTICLE XII Miscellaneous		10
12.1	Title to Assets	10
12.2	Nature of Interest in the Company	10
12.3	Notices	10
12.4	No Third Party Rights	11
12.5	Investment Representations	11
12.6	Waiver of Default.	11
12.7	Entire Agreement; Amendment	11
12.8	Governing Law	11
12.9	Severability	11
12.10	Binding Agreement	11
12.11	Headings	12
12.12	Counterparts	12
12.13	Partnership Provisions	12


OPERATING AGREEMENT
OF
TURCHETTI'S SALUMERIA, LLC


THIS OPERATING AGREEMENT (this "Agreement") is entered by and among Turchetti's Salumeria, LLC, an Indiana limited liability company (the "Company"), , a resident of the State of Indiana, and George Turkette, a resident of the State of Indiana (along with additional members added hereafter, the "Members"), to be effective the
July 1, 2021.


WITNESSETH:


WHEREAS, the Members have caused the Company to be formed as a limited liability company under the Indiana Business Flexibility Act, Indiana Code Section 23 -18-1-1 *et seq* ., as amended from time to time (the "Act"), and, as contemplated by the Act, do hereby adopt this Agreement as the Operating Agreement of the Company;

NOW, THEREFORE, in consideration of the foregoing premises and the mutual premises, covenants and agreements set forth below, the parties agree as follows:


ARTICLE I
BUSINESS PURPOSES AND OFFICES


1.1 Business Purpose. The business purposes of the Company shall be to carry out any lawful act concerning any or all lawful businesses for which limited liability companies may be organized according to the laws of the State of Indiana, including all powers and purposes now and hereafter permitted by law to a limited liability company, and to carry out any other activity not precluded by the Act, the Articles or this Agreement.

1.2 Registered Office and Registered Agent. The initial registered office and registered agent of the Company shall be as stated in the Articles. The Board of Managers may change the Company's registered office or registered agent in Indiana, provided that the appropriate form of notice is filed with the Indiana Secretary of State.

1.3 Other Offices. The Company may have other offices at such other places within or outside the state of Indiana as the Board of Managers may determine.


ARTICLE II
DEFINITIONS


2.1 Terms Defined Herein. As used herein, the following terms shall have the following meanings, unless the context otherwise specifies:

"Act" means the Indiana Business Flexibility Act, Indiana Code Section 23-18-1-1 *et seq.*, as amended from time to time.


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"Agreement" means this Operating Agreement, as amended and in effect from time to time.

"Articles" means the Articles of Organization of the Company filed with the Indiana Secretary of State, as amended and in effect from time to time.

"Available Cash" means the aggregate amount of cash on hand or in bank, money market or similar accounts of the Company from time to time derived from Income which the Manager determines is available for distribution to the Members, after taking into account any amount required or appropriate to maintain a reasonable amount of Reserves.

"Bankruptcy" with respect to any Person, means the entry of an order for relief against such Person under the Federal Bankruptcy Code or the insolvency of such Person under any state insolvency act.

" Capital Account " means the separate account established and maintained for each Member by the Company pursuant to Section 3.2.

"Capital Contribution" with respect to a Member, means the total amount of cash to be contributed by such Member to the capital of the Company for the Member's Interest pursuant to Section 3.1. The Capital Contribution of each Member is set forth on Schedule A attached hereto.

"Credits" means all tax credits allowed by the IRC with respect to activities of the Company or the Property.

"Distributions" means any distributions by the Company to the Members of Available Cash, Liquidation Distributions or other amounts.

"Fair Value" of an asset means its fair market value.

" Income" and "Loss" mean, respectively, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with IRC§ 703(a), except that for this purpose (a) all items of income, gain, deduction or loss required to be separately stated by IRC § 703(a)(1) shall be included in taxable income or loss; (b) tax exempt income shall be added to taxable income or loss; (c) any expenditures described in IRC § 705(a)(2)(B) (or treated as IRC § 705(a)(2)(B) expenditures pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing taxable income or loss shall be subtracted; and (d) taxable income or loss shall be adjusted to reflect any item of income or loss specifically allocated in Article IV.

"Interest" refers to all of a Member's rights and interests in the Company in the Member's capacity as a Member, all as provided in the Articles, this Agreement and the Act, including, without limitation, such Member's interest in the total capital, profits and losses of the Company all as represented by the number of Units owned by such Member.

"IRC" means the Internal Revenue Code of 1986, as amended from time to time, or corresponding provisions of future tax laws.

"Liquidation" shall have the meaning set forth in Treasury Regulation § 1.704-1(b)(2)(ii)(g).

" Liquidation Distribution" means the distribution of the Company's Property upon an event of Liquidation pursuant to the terms set forth in Section 2 of **Appendix 2**.

"Majority in Member Interests" means Members, either individually or collectively, owning at least fifty-one percent (51%) of the Company's issued and outstanding Units.

"Manager" or "Managers" shall have the meaning set forth in Section 5.1.

"Percentage Interest" means the portion or share from time to time which a Member shares in the Company's Income, Losses, and Credits expressed as a percentage based on the number of Units held by such Member compared to the total number of Units issued and outstanding at any time. The initial Percentage Interests of the Members are set forth on Schedule A attached hereto. Schedule A shall be amended from time to time to reflect any changes in such Percentage Interests of the Members.

"Person" means any individual, partnership, limited liability company, corporation, cooperative, trust or other entity.

"Prime Rate" means the rate of interest designated as the prime rate as published from time to time in the Midwest Edition of *The Wall Street Journal*.

"Property" means all properties and assets in which the Company may have an interest or own from time to time.

"Revaluation" shall mean the occurrence of any event described in clause (x), (y) or (z) of paragraph 3 of **Appendix 1** in which the book basis of Property is adjusted to its Fair Value.

"Termination Event" means the death, withdrawal, removal, bankruptcy or dissolution of a Member or the occurrence of any other event which terminates the continued membership of a Member pursuant to the Act.

"Treasury Regulations" means the final and temporary regulations promulgated by the United States Treasury Department pursuant to the IRC, as such regulations are amended and in effect from time to time.

"Units" means a fractional portion of the economic and ownership rights and privileges of the Members. Each Unit represents that fractional portion of the economic and ownership rights and privileges with respect of Members determined by dividing the number one by the total number of Units then outstanding. Each Unit, unless a separate class of Units shall be authorized by the vote of the Members holding a majority of the Units, shall be identical in all respects to every other Unit.

2.2   Other Definitional Provisions.

(a)   As used in this Agreement, accounting terms not defined in this Agreement, and accounting terms partly defined to the extent not defined, shall have the respective meanings given to them under generally accepted accounting principles.

(b)   Words of the masculine gender shall be deemed to include the feminine or neuter genders, and vice versa, where applicable. Words of the singular number shall be deemed to include the plural number, and vice versa, where applicable.

2.3 Additional Definitions. In addition to the definitions set forth in this Article II, some of the remaining provisions of this Agreement contain definitions which shall have the meanings ascribed to them in the provisions where each term is first defined.

ARTICLE III
CAPITAL CONTRIBUTIONS AND LOANS

3.1 Capital Contributions. Effective as of the execution and delivery of this Agreement, each Member is, for federal income tax purposes, considered to have contributed to the Company the amount set forth on Schedule A for that Member. The Members agree that as of the date of this Agreement (after the foregoing Capital Contributions) they own the number of Units and have the Percentage Interests in the Company set forth on Schedule A attached hereto. The number of Units of the Members may not be changed or altered except pursuant to the terms and conditions of this Agreement or as the Manager otherwise determines.

3.2   Capital Accounts.   Capital Accounts shall be maintained pursuant to **Appendix 1**.

3.3 Capital Withdrawal Rights, Interest and Priority. Except as expressly provided in this Agreement, no Member shall be entitled to (a) withdraw or reduce such Member's Capital Account, (b) receive any Distributions from the Company, or (c) demand or receive property other than cash in return for such Member's Capital Contribution.

No Member shall be entitled to receive or be credited with any interest on the balance in such Member's Capital Account at any time. Except as may be otherwise expressly provided herein, no Member shall have any priority over any other Member as to the return of the balance in such Member's Capital Account.

3.4 Loans by Members. Any Member may make a loan to the Company in such amounts, at such times and on such terms and conditions as may be approved by a majority vote of the Members. Loans by any Member to the Company shall not be considered as contributions to the capital of the Company.

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3.5 <u>No Certificates</u>. The Company shall not issue certificates evidencing the Units of the Company.

ARTICLE IV
ALLOCATIONS AND DISTRIBUTIONS

4.1 <u>Allocations and Distributions</u>. All allocations and distributions shall be determined and distributed in accordance with **Appendix 2**.

ARTICLE V
MANAGEMENT

5.1 <u>Board of the Managers</u>. The Company shall be managed by a board of managers (hereinafter referred to collectively as the "Board of Managers" or the "Managers" or individually as a "Manager"). Each Manager shall be elected or appointed by a Majority in Interest of the Members. A Manager shall serve until the Manager's successor is duly elected and qualified. The Board of Managers shall be vested with the day-to-day management of the Company's business. The Company shall be managed by **George Turkette** as the sole Manager.

5.2 <u>Manager's Authority</u>. Except for such matters as are expressly reserved to the Members under this Agreement, the business and affairs of the Company shall be managed by the Board of Managers. Subject to this Agreement, the Board of Managers shall have the right and authority to take all actions which the Board of Managers deems necessary, useful or appropriate for the day-to-day management and conduct of the Company's business and may exercise all powers of the Company and perform all lawful acts as are required by the Articles, this Agreement or the Act, directed or required to be exercised or done by the Members. The Board of Managers shall make the day-to-day business and management decisions of the Company.

ARTICLE VI
MEMBERS' MEETINGS

6.1 <u>Decisions of Members</u>. All decisions to be made, acts to be taken and consents to be given by the Members unless otherwise provided herein shall be made at a meeting of the Members by the affirmative vote of a majority of the Units present at such meeting, except where a larger vote is required by the Act, the Articles or this Agreement.

6.2 <u>Member's Voting Rights</u>. Throughout the term of this Agreement, each Member shall have one vote for each Unit owned by such Member. In determining a majority vote at any meeting, the Members shall determine the number of Units present in person or by proxy prior to any vote.

6.3 <u>Meetings of Members; Place of Meetings</u>. Meetings of the Members may be held for any purpose or purposes, unless otherwise prohibited by the Act or by the Articles, and may be called by Members owning not less than fifty percent (50%) of the issued and outstanding Units. Meetings of the Members may be held at such places, within or outside the State of Indiana, as shall be designated from time to time by the Members and stated in the notice of the meeting or in a duly executed waiver of the notice thereof.

6.4 <u>Proxies</u>. At any meeting of the Members, every Member having the right to vote at the meeting shall be entitled to vote in person or by proxy appointed by an instrument in writing signed by such Member and bearing a date not more than three (3) years prior to such meeting.

6.5 <u>Quorum</u>. At any meeting of the Members, the presence of any group of Members holding an aggregate of more than fifty percent (50%) of the issued and outstanding Units held by all Members shall constitute a quorum for the transaction of any business.

6.6 <u>Action Without Meeting</u>. Any action required or permitted to be taken at any meeting of the Members of the Company may be taken without a meeting if the action is evidenced by one or more written consents describing the action to be taken, signed by each Member entitled to vote.

6.7 <u>Meetings by Conference Telephone or Similar Communications Equipment</u>. The Members may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant hereto shall constitute presence in person at such meeting.

6.8 <u>Notice</u>. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose for which the meeting is called shall be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Members or person calling the meeting, to each Member entitled to vote at such meeting. Notice to Members, if mailed, shall be deemed delivered as to any Member when deposited in the United States mail, addressed to the Member at its, his or her usual place of business or last known address, with postage prepaid; <u>provided</u>, <u>however</u>, if three (3) successive letters mailed to the last-known address of any Member are returned as undeliverable, no further notices to such Member shall be necessary until another address for such Member is made known to the Company.

6.9 <u>Waiver of Notice</u>. When any notice is required to be given to any Member hereunder, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

6.10 <u>Other Business Ventures</u>. Any Member may only engage in or possess an interest in other business ventures, independently or with others, that are not similar to or in competition with the business of the Company; <u>provided</u>, <u>however</u>, this Section 6.10 shall not prohibit the Company from entering into any mutually acceptable agreement or agreements with any Member which would permit the ability of the Member to engage in, or possess an interest in other business ventures that may be similar or in competition with the Company.

ARTICLE VII
OFFICERS

7.1 <u>Appointment of Officers</u>. The Board of Managers, by majority vote, may appoint officers of the Company in such manner and for such terms as the Board of Managers may prescribe. Any officer may be removed by the Board of Managers at any time, with or without cause. An officer may resign at any time by delivering written notice to the Board of Managers. A resignation is effective when the notice is delivered unless the notice specifies a later effective date.

ARTICLE VIII
ACCOUNTING AND BANK ACCOUNTS

8.1 <u>Fiscal Year and Accounting Method</u>. The fiscal year of the Company shall end on December 31 of each year, until changed by the Board of Managers. The taxable year of the Company shall end on December 31 of each year, unless a different year is required by the IRC. The cash method of accounting shall be used by the Company, unless a different method is required by the IRC or selected by the Board of Managers.

8.2 <u>Books and Records</u>. At all times during the existence of the Company, the Company shall cause to be maintained full and accurate books of account, which shall reflect all Company transactions and be appropriate and adequate for the Company's business. The books and records of the Company shall be maintained at the offices of the Company. Copies of such books and records shall be provided from time to time to each of the Members upon reasonable written request. In addition, each Member (or such Member's designated representative) shall have the right during ordinary business hours and upon reasonable notice to inspect and copy (at such Member's own expense) all books and records of the Company.

8.3   <u>Financial Reports</u>.

(a)   Within sixty (60) days after the end of each fiscal year, a balance sheet of the Company as of the end of the such year and related financial statements for the year then ended shall be delivered to each Member.

(b)   Within sixty (60) days after the end of each taxable year, all information with respect to the Company necessary for the Members' federal and state income tax returns and a copy of the Company's federal income tax return shall be delivered to each Member.

8.4 <u>Tax Returns and Elections; Tax Matters Member</u>. The Company shall cause to be prepared and timely filed all federal, state and local income tax returns or other returns or statements required by applicable law. The Company shall claim all deductions and make such elections for federal or state income tax purposes which the Manager reasonably believes will produce the most favorable tax results for the Members. **George Turkette** is hereby designated as the Company's "Tax Matters Member," who shall be the Company's "tax matters partner," as defined in the IRC, and in such capacity is hereby authorized and empowered to act for and represent the Company and each of the Members before (a) the Internal Revenue Service in any audit or examination of any Company tax return, and (b) any court selected by the Members for judicial review of any adjustment assessed by the Internal Revenue Service. **George Turkette** does hereby accept such designation. Each of the Members does by execution of this Agreement consent and agrees to become bound by all actions of the Members acting as Tax Matters Member, including any contest, settlement or other action or position which the Tax Matters Member may deem proper under the circumstances. The Members specifically acknowledge, without limiting the general applicability of this Section, that the Tax Matters Member shall not be liable, responsible or accountable in damages or otherwise to the Company or any Member with respect to any action taken by such Members in such Members' capacity as the Tax Matters Member, provided they used reasonable business judgment with respect to the action taken. All out-of-pocket expenses incurred by the Tax Matters Member in their capacity as the Tax Matters Member shall be considered expenses of the Company for which the Tax Matters Member shall be entitled to full reimbursement.

8.5 <u>Section 754 Election</u>. In the event (a) a distribution of Company assets occurs which satisfies the provisions of IRC § 734, or (b) a transfer of an Interest occurs which satisfies the provisions of IRC § 743, upon the determination of the Manager, the Company shall elect, pursuant to IRC § 754, to adjust the basis of the Company's property to the extent allowed by such Section 734 or 743 and shall cause such adjustments to be made and maintained.

8.6   <u>Negotiable Instruments, Deeds, Contracts and Shares</u>.

    (a)   <u>Execution of Negotiable Instruments</u>. All checks, drafts, notes, bonds, bills of exchange and orders for the payment of money of the Company shall be signed by any officer or any Person authorized by the Manager from time to time.

    (b)   <u>Execution of Deeds, Contracts, Etc.</u> All deeds and mortgages made by the Company and other material written contracts and agreements into which the Company enters other than transactions in the ordinary course of business shall be executed in its name by any officer or any Person authorized by the Members from time to time.

ARTICLE IX
<u>DISSOLUTION AND TERMINATION</u>

9.1 <u>Events Causing Dissolution</u>. The Company shall be dissolved upon the first to occur of the following events:

(a)   The decision of the Board of Managers; or

(b)   A Termination Event with respect to a Member or any other event causing a dissolution of the Company under the provisions of the Act, unless the business of the Company is continued by the consent of all of the remaining member(s).

9.2 <u>Effect of Dissolution</u>. Except as otherwise provided in this Agreement, upon the dissolution of the Company, the Manager shall take such actions as may be required pursuant to the Act and shall proceed to wind up, liquidate and terminate the business and affairs of the Company. In connection with such winding up, the Board of Managers shall have the authority to (a) liquidate and reduce to cash (to the extent necessary or appropriate) the assets of the Company as promptly as is consistent with obtaining a fair value therefore, (b) apply and distribute the proceeds of such liquidation and any remaining assets in accordance with the provisions of Section 9.3, and (c) do any and all acts and things authorized by, and in accordance with, the Act and other applicable laws for the purpose of winding up and liquidation.

9.3 <u>Application of Proceeds</u>. Upon the dissolution and liquidation of the Company, the assets of the Company shall be applied and distributed in the order of priority set forth in Section 2 of **Appendix 2**.


ARTICLE X
INDEMNIFICATION

10.1   <u>Indemnification of Members, Managers and Officers</u>.   The Company shall indemnify any individual who is or was a Member, Manager or Officer against liability and expenses, including attorneys' fees, incurred by him in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal, in which he is made or threatened to be made a party by reason of being or having been in any such capacity, or arising out of his status as such, except in the case of any action, suit, or proceeding terminated by judgment, order, or conviction, in relation to matters as to which he is adjudged to have breached or failed to perform the duties of his office as required by the Act or this Agreement and the breach or failure to perform constituted gross negligence or reckless conduct, intentional misconduct or a knowing violation of the law. The Company may pay for or reimburse reasonable expenses incurred by a Member, Manager or Officer in defending any action, suit, or proceeding in advance of the final disposition thereof upon receipt of (a) a written affirmation of the Member's, Manager's or Officer's good faith belief that he has met the standard of conduct prescribed herein; and (b) an undertaking of the Member, Manager or Officer to repay the amount paid by the Company if it is ultimately determined that the Member, Manager or Officer is not entitled to indemnification by the Company.

10.2 <u>Other Employees or Agents of the Company</u>. The Company may, as determined by the Board of Managers, fully or partially provide the same rights of indemnification and reimbursement as hereinabove provided to other individuals who are or were employees or agents of the Company or who are or were serving at the request of the Company as employees or agents of a foreign or domestic corporation, partnership, limited liability company (including the Company), joint venture, trust, employee benefit plan or other enterprise, whether or not for profit.

ARTICLE XI
TRANSFER OF UNITS

11.1 <u>Transfers</u>. Unless permitted in this Agreement or otherwise agreed to in writing by the Board of Managers, a Member shall not transfer nor attempt to affect a full or partial sale, transfer, assignment, or encumbrance of that Member's Units.

ARTICLE XII
MISCELLANEOUS

12.1 <u>Title to Assets</u> . Title to the Property and all other assets acquired by the Company shall be held in the name of the Company. No Member shall individually have any ownership interest or rights in the Property or any other assets of the Company, except indirectly by virtue of such Member's ownership of an Interest. No Member shall have any right to seek or obtain a partition of the Property or other assets of the Company, nor shall any Member have the right to any specific assets of the Company upon the liquidation of or any distribution from the Company.

12.2 <u>Nature of Interest in the Company</u>. A Member's Interest shall be personal property for all purposes.

12.3 <u>Notices</u>. Any notice required or desired to be given hereunder shall be in writing and shall be deemed effective as follows: (a) if mailed, three (3) days after such notice is sent via first class United States certified mail, postage prepaid to the address listed below for the party to whom the notice is being sent ("Notice Party"); (b) if hand delivered or delivered by courier, upon actual delivery of such notice to the Notice Party at the address listed below for such Notice Party; or (c) if sent by facsimile, on the next business day following the date of the sender's receipt of a confirmed transmission of such notice to the Notice Party at the facsimile number, if any, listed below for such Notice Party provided the party giving such notice mails a copy of such notice, in accordance with Section 12.3(a), within two (2) days after the transmission of such Notice by facsimile to the Notice Party. The contact information for each party to this Agreement, as of the date hereof, is:

George Turkette   TURCHETTI'S SALUMERIA, LLC
310 Lincoln Street   c/o George Turkette
Indianapolis, IN 46225   1801 S East Street
               Indianapolis, IN 46225

Any party may change its contact information by providing written notice, in accordance with the foregoing provisions of this Section 12.3, to each other party of such change.

12.4 <u>No Third Party Rights</u>. None of the provisions contained in this Agreement shall be for the benefit of or enforceable by any third parties, including creditors of the Company.

12.5 <u>Investment Representations</u>. Each Member represents and warrants that the Member is purchasing his or its Interest in the Company for the Member's own account, for investment and with no present intention of distributing or reselling the same or any part thereof.

12.6 <u>Waiver of Default</u>. No consent or waiver, express or implied, by the Company or a Member with respect to any breach or default by another Member hereunder shall be deemed or construed to be a consent or waiver with respect to any other breach or default by such Member of the same provision or any other provision of this Agreement. Failure on the part of the Company or a Member to complain of any act or failure to act of another Member or to declare such other Member in default shall not be deemed or constitute a waiver by the Company or the Member of any rights hereunder.

12.7 <u>Entire Agreement; Amendment</u>. This Agreement (together with the Articles) contains the entire agreement among the Members, in such capacities, relative to the formation, operation and continuation of the Company. This Agreement and the Articles shall be altered, modified or changed only by a written document duly executed by the Board of Managers as determined in its sole discretion; provided that, notwithstanding the foregoing or any other provision of this Agreement to the contrary, (a) any amendment of the Articles or this Agreement that (i) modifies the limited liability of any Member; (ii) changes the maximum capital contribution required by any Member; or (iii) changes the method or priority of allocations or distributions to any Member must be approved by the affected Member.

12.8 <u>Governing Law</u>. This Agreement shall be governed by and interpreted and enforced in accordance with the internal laws of the State of Indiana, without regard to the principles of conflicts of law thereof. The Members hereby consent to the exclusive jurisdiction of any state court located in Marion County, Indiana or federal court located within Marion County, Indiana.

12.9 <u>Severability</u>. In the event any provision of this Agreement is held to be illegal, invalid or unenforceable to any extent, the legality, validity and enforceability of the remainder of this Agreement shall not be affected thereby and shall remain in full force and effect and be enforced to the greatest extent permitted by law.

12.10 <u>Binding Agreement</u>. Subject to the restrictions on the disposition of Interests herein contained, the provisions of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, personal representatives, successors and permitted assigns.

12.11 <u>Headings</u>. The headings of the Articles and Sections of this Agreement are for convenience only and shall not be considered in construing or interpreting any of the terms or provisions hereof.

12.12 <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one agreement that is binding upon all of the parties hereto, notwithstanding that all parties are not signatories to the same counterpart.

12.13 <u>Partnership Provisions</u>. To the extent any of the provisions of this Agreement contemplate that the Company shall be classified as a partnership for tax purposes under Treasury Regulation Section 301.7701-3(b)(1)(i), such provisions shall not be operative at a time when the Company has only one Member or may otherwise be disregarded for tax purposes pursuant to Treasury Regulation Section 301.7701-3(b)(1)(ii).

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the Effective Date.

_____
George Turkette
Sole Member and Manager

Date: _____

SCHEDULE A

Member	Capital Contribution	Units	Restricted Units	Percentage Interest
George Turkette	2,500	0		100%